SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

TPG SPECIALTY LENDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. N/A	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,332 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,332 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,332 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	This calculation assumes that there are 473,678 shares of Common Stock of TPG Specialty Lending, Inc. (the “Issuer”) outstanding as of December 10, 2012. See Item 5.

Page 2 of 18 Pages

CUSIP No. N/A	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,718 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,718 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,718 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.9% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	This calculation assumes that there are 473,678 shares of Common Stock of the Issuer outstanding as of December 10, 2012. See Item 5.

Page 3 of 18 Pages

CUSIP No. N/A	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,749 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,749 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,749 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation assumes that there are 473,678 shares of Common Stock of the Issuer outstanding as of December 10, 2012. See Item 5.

Page 4 of 18 Pages

CUSIP No. N/A	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,749 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,749 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,749 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation assumes that there are 473,678 shares of Common Stock of the Issuer outstanding as of December 10, 2012. See Item 5.

Page 5 of 18 Pages

CUSIP No. N/A	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,332 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,332 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,332 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation assumes that there are 473,678 shares of Common Stock of the Issuer outstanding as of December 10, 2012. See Item 5.

Page 6 of 18 Pages

This Amendment No. 9 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed on June 27, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 2, 2011, Amendment No. 2 filed on December 2, 2011 (“Amendment No. 2”), Amendment No. 3 filed on December 20, 2011, Amendment No. 4 filed on February 3, 2012 (“Amendment No. 4”), Amendment No. 5 filed on February 8, 2012, Amendment No. 6 filed on March 20, 2012, Amendment No. 7 filed on June 20, 2012 and Amendment No. 8 filed on September 14, 2012 (as amended and restated by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc. and Messrs. David Bonderman, James G. Coulter and Alan Waxman with respect to the common stock of the Issuer.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of the Issuer, a Delaware corporation.  The principal executive offices of the Issuer are located at 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital”), David Bonderman, James G. Coulter and Alan Waxman (each, a “Reporting Person”, and, collectively, the “Reporting Persons”).  The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

TSL Advisers, LLC, a Delaware limited liability company (“TSL Advisers”), directly holds 32,332 shares of Common Stock of the Issuer (the “TSL Shares”) reported herein.  The business and affairs of TSL Advisers are managed by its board of managers, whose sole members are Messrs. Bonderman, Coulter and Waxman.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership (“Holdings II”), which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership (“Holdings II Sub”), which is a member of TSL Advisers.  Because of the relationship between Holdings II Sub and TSL Advisers, Group Advisors may be deemed to beneficially own the TSL Shares.

Tarrant Capital is the sole stockholder of Tarrant Advisors, Inc., a Texas corporation (“Tarrant”), which is the general partner of TSL Equity Partners, L.P., a Delaware limited partnership (“Equity Partners”), which is a member of TSL Advisers.  Because of the investment by Equity Partners in TSL Advisers, Tarrant Capital may be deemed to beneficially own 27,301 shares of the TSL Shares (the “Tarrant TSL Shares”).

Tarrant is the general partner of TSL FOF, L.P., a Delaware limited partnership (“TSL FOF”), which directly holds 5,416 shares of Common Stock of the Issuer (the “Tarrant FOF Shares”) reported herein.  Because of the relationship between Tarrant and TSL FOF, Tarrant Capital may be deemed to beneficially own the TSL FOF Shares.  In addition, Tarrant Capital directly holds 1 share of Common Stock of the Issuer (the “Tarrant Share” and, together with the Tarrant TSL Shares and the Tarrant FOF Shares, the “Tarrant Shares”).

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of each of Tarrant Capital and Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Tarrant Capital and Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TSL Shares and the Tarrant Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TSL Shares and the Tarrant Shares except to the extent of their pecuniary interest therein.  Because Mr. Waxman is a member of the board of managers of TSL Advisers, he may be deemed to beneficially own the TSL Shares.  Mr. Waxman disclaims beneficial ownership of the TSL Shares except to the extent of his pecuniary interest therein.

Page 7 of 18 Pages

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TSL Advisers) engaged in making or recommending investments in securities of public and private companies.  The principal business of Tarrant Capital is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Equity Partners and TSL FOF) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors and Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors, director and Executive Vice President of Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of Alan Waxman is manager of TSL Advisers, Vice President of the Issuer and officer, director or manager of other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors is listed on Schedule I hereto.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Tarrant Capital is listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter and Waxman and the individuals referred to on Schedule I and Schedule II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I and Schedule II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the Subscription Agreement, dated as of April 15, 2011 (the “Original Subscription Agreement”), as amended by the Amendment to the Subscription Agreement, dated as of January 31, 2012 (the “Amendment to the Subscription Agreement” and, together with the Original Subscription Agreement, the “Subscription Agreement”), by and between the Issuer and TSL Advisers, on June 17, 2011, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of TSL Shares for a cash purchase price of $1,000 per share in a private placement, for an aggregate purchase price of $2,868,000 (the “April 15, 2011 Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement.  The April 15, 2011 Purchase Price was funded by equity contributions from Equity Partners and Holdings II.

Pursuant to the Subscription Agreement, on August 1, 2011, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional  TSL Shares for a cash purchase price of $960.56 per share in a private placement, for an aggregate purchase price of $4,355,172 (the “August 1, 2011 Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The August 1, 2011 Purchase Price was funded by equity contributions from Equity Partners and Holdings II.

Page 8 of 18 Pages

Pursuant to the Subscription Agreement, dated as of December 2, 2011 (the “TSL FOF Subscription Agreement”), by and among the Issuer, TSL Advisers and TSL FOF, the Issuer delivered a capital drawdown notice on December 2, 2011 to TSL FOF relating to the issuance of TSL FOF Shares for a cash purchase price of $988.56 per share in a private placement, for an aggregate purchase price of $2,100,693 (the “December 2, 2011 Purchase Price”).  The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement. The December 2, 2011 Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on December 16, 2011, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $981.57 per share in a private placement, for an aggregate purchase price of $562,438 (the “December 16, 2011 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The December 16, 2011 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II.

Pursuant to the TSL FOF Subscription Agreement, on December 16, 2011, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $985.37 per share in a private placement, for an aggregate purchase price of $163,571 (the “December 16, 2011 TSL FOF Purchase Price”).  The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement.  The December 16, 2011 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on February 1, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $985.21 per share in a private placement, for an aggregate purchase price of $3,685,680 (the “February 1, 2012 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The February 1, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners.

Pursuant to the Subscription Agreement, on February 8, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $985.12 per share in a private placement, for an aggregate purchase price of $2,237,213 (the “February 8, 2012 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The February 8, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Pursuant to the TSL FOF Subscription Agreement, on February 8, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $985.70 per share in a private placement, for an aggregate purchase price of $441,592 (the “February 8, 2012 TSL FOF Purchase Price”).  The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement.  The February 8, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on March 16, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $985.01 per share in a private placement, for an aggregate purchase price of $4,794,027 (the “March 16, 2012 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The March 16, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Page 9 of 18 Pages

Pursuant to the TSL FOF Subscription Agreement, on March 16, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $985.70 per share in a private placement, for an aggregate purchase price of $946,268 (the “March 16, 2012 TSL FOF Purchase Price”).  The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement.  The March 16, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Issuer’s dividend reinvestment plan (the “DRIP”), on March 20, 2012, the Issuer issued additional TSL Shares to TSL Advisers equal to $28,435, the dividend payable on the TSL Shares, divided by $980.51, the net asset value per share of the Common Stock on the declaration date of the dividend (December 31, 2011). No fractional TSL Shares were issued, and TSL Advisers received cash in lieu of fractional Common Stock.

Pursuant to the Subscription Agreement, on May 16, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of the TSL Shares for a cash purchase price of $1,005.79 per share in a private placement, for an aggregate purchase price of $506,919 (the “May 16, 2012 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The May 16, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Pursuant to the Subscription Agreement, on June 18, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,005.67 per share in a private placement, for an aggregate purchase price of $2,196,380 (the “June 18, 2012 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The June 18, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners and Holdings II Sub.

Pursuant to the TSL FOF Subscription Agreement, on June 18, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1,007.09 per share in a private placement, for an aggregate purchase price of $421,971 (the “June 18, 2012 TSL FOF Purchase Price”).  The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement.  The June 18, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on September 13, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,011.56 per share in a private placement, for an aggregate purchase price of $3,900,592 (the “September 13, 2012 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The September 13, 2012 TSL Advisers Purchase Price was funded by equity contributions from Equity Partners.

Pursuant to the TSL FOF Subscription Agreement, on September 13, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1,017.06 per share in a private placement, for an aggregate purchase price of $141,372 (the “September 13, 2012 TSL FOF Purchase Price”).  The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement.  The September 13, 2012 TSL FOF Purchase Price was funded by equity contributions from TSL FOF.

Pursuant to the Subscription Agreement, on December 10, 2012, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of additional TSL Shares for a cash purchase price of $1,008.26 per share in a private placement, for an aggregate purchase price of $6,962,019 (the “December 10, 2012 TSL Advisers Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement. The December 10, 2012 TSL Advisers Purchase Price will be funded by equity contributions from Equity Partners and Holdings II Sub.

Page 10 of 18 Pages

Pursuant to the TSL FOF Subscription Agreement, on December 10, 2012, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of additional TSL FOF Shares for a cash purchase price of $1,008.58 per share in a private placement, for an aggregate purchase price of $1,168,949 (the “December 10, 2012 TSL FOF Purchase Price”).  The TSL FOF Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement.  The December 10, 2012 TSL FOF Purchase Price will be funded by equity contributions from TSL FOF.

References to and descriptions of the Subscription Agreement and the TSL FOF Subscription Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Original Subscription Agreement, the Amendment to the Subscription Agreement and the TSL FOF Subscription Agreement which are attached as Exhibit 2, Exhibit 3 and Exhibit 5, respectively, hereto and incorporated herein by this reference.

Item 4.  Purpose of Transaction

The information set forth in Item 3 is hereby incorporated herein by this reference.

The Reporting Persons may seek to dispose all or part of the TSL Shares and/or the Tarrant Shares from time to time, subject to limitations in the Subscription Agreement or the TSL FOF Subscription Agreement, as applicable, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Persons and/or other investment considerations.

In addition to the foregoing, as required by the Subscription Agreement, the TSL FOF Subscription Agreement, or otherwise, each Reporting Person, at any time and from time to time, may directly or indirectly acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and any securities exercisable for or convertible into Common Stock, limitations in the Subscription Agreement or TSL FOF Subscription Agreement, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

TSL Advisers acts as the investment adviser to the Issuer.  Pursuant to an advisory agreement between TSL Advisers and the Issuer, TSL Advisers is responsible for sourcing and managing the Issuer’s portfolio.  In addition, the Reporting Persons may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing stockholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board of Directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Issuer’s Board of Directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be listed or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and taking any action similar to any of those enumerated above.

Page 11 of 18 Pages

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 473,678 shares of Common Stock of the Issuer outstanding as of December 10, 2012 (including 99,161 shares of Common Stock of the Issuer that will be issued on December 21, 2012 pursuant to the December 10, 2012 capital call), which figure is based on information provided to the Reporting Persons by the Issuer.  Pursuant to Rule 13d-3 of the Act, (i) through TSL Advisers and Tarrant, Messrs. Bonderman and Coulter may be deemed to beneficially own 32,749 shares of Common Stock, which constitute approximately 8.0% of outstanding Common Stock; (ii) through TSL Advisers, Mr. Waxman may be deemed to beneficially own 32,332 shares of Common Stock, which constitute approximately 6.8% of the outstanding Common Stock; (iii) through TSL Advisers, Group Advisors may be deemed to beneficially own 32,332 shares of Common Stock, which constitute approximately 6.8% of the outstanding Common Stock; and (iv) through Tarrant, Tarrant Capital may be deemed to beneficially own 32,718 shares of Common Stock, which constitute approximately 6.9% of the outstanding Common Stock.

(c)  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock since the filing of the Original Schedule 13D.

(d)  Other than the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4, and 5 is hereby incorporated herein by reference.

As discussed in Item 2 above, the business and affairs of TSL Advisers are managed by its board of managers, whose members are Messrs. Bonderman, Coulter and Waxman.  Any decision or determination by the board of managers requires the approval of each of Messrs. Bonderman, Coulter and Waxman.

TSL Advisers is required to solicit voting instructions from Equity Partners and Holdings II Sub in respect of the shares of Common Stock of the Issuer beneficially owned by Equity Partners and Holdings II Sub, respectively, in connection with any matter on which TSL Advisers is entitled to vote the TSL Shares.  TSL Advisers is required to vote all proxies in respect of the TSL Shares proportionately in accordance with such instructions.

As the directors, officers and sole stockholders of Group Advisors, Mr. Bonderman and Mr. Coulter may indirectly issue voting instructions to TSL Advisers in respect of the shares of Common Stock of the Issuer beneficially owned by Holdings II Sub.

Equity Partners is required to solicit voting instructions from its limited partners in respect of their indirect interests in the TSL Shares.  Equity Partners is required to instruct TSL Advisers to vote proxies in respect of its TSL Shares proportionately in accordance with such instructions.

Item 7.  Material to Be Filed as Exhibits

1.
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Original Schedule 13D).

Page 12 of 18 Pages

2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with the Original Schedule 13D).

3.	Amendment to the Subscription Agreement, dated as of January 31, 2012, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with Amendment No. 4).

4.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc. (previously filed with the Original Schedule 13D).

5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC (previously filed with Amendment No. 2).

Page 13 of 18 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

Tarrant Capital Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

Alan Waxman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of Alan Waxman (3)

Page 14 of 18 Pages

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

(3)
Ronald Cami is signing on behalf of Mr. Waxman pursuant to the authorization and designation letter dated March 10, 2011, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Waxman on June 27, 2011 (SEC File No. 005-86304).

Page 15 of 18 Pages

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 16 of 18 Pages

Schedule II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President and Chairman of the Board
James G. Coulter	Executive Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
Clive D. Bode	Vice President
Richard W. Boyce	Vice President
Kevin R. Burns	Vice President
Jonathan J. Coslet	Vice President
Timothy D. Dattels	Vice President
Kelvin L. Davis	Vice President
Eugene J. Frantz	Vice President
James R. Gates	Vice President
Asiff Hirji	Vice President
Michael MacDougall	Vice President
John W. Marren	Vice President
Todd Sisitsky	Vice President
Bryan Taylor	Vice President
Jerome C. Vascellaro	Vice President
Jack C. Weingart	Vice President
Carrie A. Wheeler	Vice President
James B. Williams	Vice President
Nathan H. Wright	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 17 of 18 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Original Schedule 13D).

2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with the Original Schedule 13D).

3.	Amendment to the Subscription Agreement, dated as of January 31, 2012, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with Amendment No. 4).

4.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc. (previously filed with the Original Schedule 13D).

5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc.,TSL FOF, L.P. and TSL Advisers, LLC (previously filed with Amendment No. 2).

Page 18 of 18 Pages